SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014 (Report No. 3)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarhin Street, P.O. Box 4122, Ra'anana 43622, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

This report on Form 6-K/A is being filed in order to correct a non-material clerical error in the Registrant’s report on Form 6-K filed with the Securities and Exchange Commission on July 30, 2014, to report financial results for the second quarter ended June 30, 2014 (the “Q2 Report”). This report on Form 6-K/A corrects the amount stated for share repurchases under the paragraph entitled “Operating Cash Flow and Cash Balance” in the press release attached as Exhibit 99.1 to the Q2 Report (the "Press Release") from “$25.1 million” to “$22.7 million”.  Except for the foregoing, this report on Form 6-K/A does not restate, amend or update any other numbers or item disclosed in the Q2 Report, including the financial statements attached to the Press Release.

    A copy of the amended press release attached as Exhibit 99.1 to the Q2 Report, as specified above, is attached to this report on Form 6-K/A for convenience.

CONTENTS

This Report on Form 6-K/A of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Reports Second Quarter 2014 Non-GAAP revenue of $239 Million and Non-GAAP EPS of $0.57, dated July 30, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated July 31, 2014

EXHIBIT INDEX

99.1	Press Release: NICE Reports Second Quarter 2014 Non-GAAP revenue of $239 Million and Non-GAAP EPS of $0.57, dated July 30, 2014